This Abbreviated Term Sheet is used in reliance on Rule 434 under the Securities Act of 1933, as amended (the "Act"), and supplements the Prospectus dated October 23, 1996 (the "Prospectus") of OXiGENE, Inc. For purposes of
Section 10(a) of the Act, the final prospectus relating to the securities offered hereby consists of this Abbreviated Term Sheet, the Prospectus and the documents incorporated therein by reference. The approximate date of the first use of the Abbreviated Term Sheet is November 12, 1996.

Abbreviated Term Sheet
used in reliance on Rule 434 of the Securities Act of 1933
(Supplement to Prospectus
dated October 23, 1996 of OXiGENE, Inc.)

                                1,000,000 Shares
                                  Common Stock
                                ($.01 par value)

                                 OXiGENE, INC.

         All of the 1,000,000 shares of Common Stock ("Shares") of OXiGENE, Inc. ("Company") offered hereby are being sold by the Company in Sweden and other countries outside the United States (the "Offering"). The Company's Common Stock is traded on the Nasdaq SmallCap Market under the symbol "OXGN." On November 11, 1996, the closing asked price of the Common Stock on that market was $25.50 per share. See "Market Data." The Company expects that the Common Stock will be listed for trading on the Nasdaq National Market and on the Stockholm Stock Exchange shortly following the closing of this Offering.

             -----------------------------------------------------


See "Risk Factors" Commencing On Page 9 Of The Prospectus For A Discussion Of Certain Factors That Should Be Considered By Prospective Investors.

             -----------------------------------------------------


  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
            COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
                PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
                            IS A CRIMINAL OFFENSE.
             -----------------------------------------------------


==============================================================================
                                       Underwriting Discounts      Proceeds to
                   Price to Public     and Commissions (1)       the Company(2)
-------------------------------------------------------------------------------
Per Share.........         $25.2732         $ 1.2636                  $24.0096
                       (SEK 166.50)       (SEK 8.32)              (SEK 158.18)
-------------------------------------------------------------------------------
Total(3)..........      $25,273,200       $1,263,600              $24,009,600
                  (SEK 166,500,000)  (SEK 8,320,000)        (SEK 158,180,000)
===============================================================================

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting offering expenses estimated to be $450,000, payable by the Company.
(3) The Company has granted D. Carnegie AB a 30-day option to purchase up to 150,000 additional shares of Common Stock solely to cover over-allotments, if any, on the same terms and conditions as the Shares offered hereby. If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to the Company will be $29,064,180 (SEK 191,475,000), $1,453,140 (SEK 9,568,000) and $27,611,040 (SEK
     181,907,000) respectively. See "Underwriting."

             -----------------------------------------------------

         The Shares are offered by the several Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that the Shares will be ready for delivery in book-entry form on or about November 15, 1996.

D. CARNEGIE AB
                             NORDBERG CAPITAL INC.

The date of this Abbreviated Term Sheet is November 12, 1996.

                            INFORMATION SUPPLEMENTED

         This Abbreviated Term Sheet supplements the Prospectus of OXiGENE, Inc. by completing certain information that is related to the price at which the Shares are offered and other facts that were unknown at the time the Prospectus was first used.

         Information appearing on the cover page of the Prospectus is supplemented and restated as shown on the cover page of this Abbreviated Term Sheet. Information appearing under the captions "Market Data," "Management--Certain Relationships and Related Transactions," "Underwriting" and "Experts" in the Prospectus is supplemented as indicated below. Information set forth under the caption "Underwriting" is set forth in U.S. dollars, based on the exchange rate of $1.00 to Swedish Kronor ("SEK") 6.5880.


                                  MARKET DATA

         The text appearing under this caption is supplemented and restated as follows:

         On November 11, 1996, the high and low per share and per warrant bid prices for the Common Stock and the Public Warrants were $26.00, and $25.375, and $15.125, and $14.375, respectively.


                                   MANAGEMENT

Certain Relationships and Related Transactions

         The text appearing under this caption is supplemented by adding the following sentence to the end of the second paragraph:

         Effective March 1, 1996, the Company and Omentum amended the agreement to provide that the annual consulting fee payable to Omentum will be increased from $50,000 to $200,000.


                                  UNDERWRITING

         The text appearing under this caption is supplemented by:

                  first, supplementing and restating the first paragraph as follows:

                  The 1,000,000 Shares offered by the Company hereby are being offered in Sweden and other countries outside the United States.

                  second, supplementing and restating the table as follows:

                  Underwriter                     Number of Shares

                 D. Carnegie AB..................   850,000
                 Nordberg Capital Inc............   150,000


424041.2

                           Total................. 1,000,000
                                                  =========


                  third, supplementing and restating the fourth paragraph as follows:

         The Underwriters have advised the Company that they propose to offer the Shares initially at the public offering price set forth on the cover page of this Prospectus; provided that purchasers of Shares may also be required to pay a brokerage commission of not in excess of $0.6072 (SEK 4.00) per share. After the public offering, the offering price and other selling terms may be changed by the Representatives.

                  fourth, by adding the following new paragraph:

         The Company has agreed to pay fees and disbursements of the Underwriters in connection with the Offering.




424041.2

                                    EXPERTS

    The second full paragraph under this caption is deleted in its entirety.